EXHIBIT 99.1

400th Lombard Medical Aorfix(TM) Endovascular Stent Graft Procedure Completed One Year Following Japanese Approval and Launch

Lombard Estimates 5% Market Share Achieved

IRVINE, Calif., Sept. 1, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that within a year of the Aorfix™ regulatory approval in Japan, physicians have completed approximately 400 cases – or an estimated 5 percent of all AAA cases in Japan. Aorfix received approval from the Japanese Ministry of Health, Labour and Welfare in August 2014, and is the first and only endovascular stent graft with worldwide regulatory approvals for the treatment of patients with aortic neck angulations up to 90 degrees.

Lombard CEO Simon Hubbert commented, "The adoption of Aorfix by the vascular surgery community in Japan has been extremely encouraging, as has been the outstanding commercial execution displayed by our distribution partners at Medico's Hirata. We look forward to the continued adoption of Aorfix in this important and growing market as well as other global markets."

Japan is the world's second largest standalone EVAR market; it was estimated at $140 million or 10 percent of the global market in 2013 and has been growing at an average rate of 18 percent over the last five years.  There are approximately 400 physicians at 200 clinics performing EVAR in Japan, and it is estimated that around 55 percent of Japanese AAA patients are treated using this minimally invasive method.1

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year over 500,000 new cases are diagnosed. In the US, aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Medico's Hirata

Founded in 1918 and headquartered in Osaka, Medico's Hirata Inc. is a leading supplier and developer of medical device products for the Japanese healthcare industry. With more than 100 devices approved, the Company has built up extensive industry experience and a thorough understanding of the regulatory landscape in Japan. In 2006 the Company received regulatory approval to launch aortic stent grafts for the treatment of abdominal aortic aneurysms, complementing its broad portfolio of minimally invasive, innovative devices in the field of vascular intervention.

Further background on the Company can be found at http://www.medicos-hirata.co.jp/english/.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.6bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura™ endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura will be launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

1 Medtech Ventures: Aortic Intervention Market (2014)

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764

Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 / matt@purecommunicationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com

FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000